October 17, 2012

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:	Net Serviços de Comunicação S.A.
Amendment No. 1 to Schedule TO-T/13E-3 filed October 4, 2012 by Embratel Participações S.A. et al
File No. 5-84654

Dear Ms. Chalk:

On behalf of our clients, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL (“Embratel”), Embratel Participações S.A. (“Embrapar”) and GB Empreendimentos e Participações S.A. (“GB,” and together with Embratel and Embrapar, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 12, 2012. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment (“Amendment No. 2”) to their combined Schedule TO and Schedule 13E-3, initially filed on August 13, 2012 (as amended, the “Combined Schedule”), containing a revised draft Offer to Purchase (the “Draft Offer to Purchase”) as Exhibit (a)(1)(i). The Draft Offer to Purchase contains the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the Draft Offer to Purchase marked to show changes from the prior filing.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 17, 2012, p. 2

All page references in the following responses correspond to the page numbers in the marked version of the Draft Offer to Purchase.

Draft Offer to Purchase – Exhibit (a)(1)(i)

1.	Refer to comment 10 in our initial comment letter dated August 23, 2012 and the revised disclosure on pages 18-19 of the Offer to Purchase. While you note that the CVM is continuing to consider whether to require you to obtain a second valuation report, you don’t directly answer the question posed in our initial comment regarding your decision not to obtain such a report despite the request by Petitioning Shareholders at this time or if the CVM does not ultimately require you to do so. Please revise to address.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 19 of the Draft Offer to Purchase.

Position of the Offerors Regarding Fairness of the Tender Offers, page 24

2.	Refer to the revised disclosure in the second bullet point on page 25. Expand to more specifically and expansively address why the filing persons believe that the offer price is fair despite the fact that it is below the midpoint of the range for the shares established by BTG Pactual in its discounted cash flow analysis. We note the new disclosure that BTG Pactual considers the discounted cash flow methodology to be the most appropriate method for determining the value of these shares.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 25 and 27 of the Draft Offer to Purchase.

*        *        *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 17, 2012, p. 3

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 2 to the Combined Schedule or these responses, please feel free to contact me at (212) 225-2414 or my partner, Neil Whoriskey, at
(212) 225-2990.

Sincerely,

/s/ Nicolas Grabar
Nicolas Grabar

cc:	Neil Whoriskey, Esq., Cleary Gottlieb Steen & Hamilton LLP
Isaac Berensztejn, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL